UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Extraordinary General Meeting

BANCO SANTANDER (BRASIL) S.A.
Management Proposal

December 15, 2026 – 3:00 P.M

SUMMARY

1. Message from the Board of Directors	3
2. Call Notice	4
3. Shareholder participation in the EGM	6
4. Matters to be deliberated at the EGM	11
EXHIBIT I: TEMPLATE OF POWER OF ATTORNEY	12
EXHIBIT II: COMPARATIVE CHART FOR THE PROPOSAL TO AMEND THE COMPANY'S LONG TERM INCENTIVE GENERAL PLAN	13
EXHIBIT III: CONSOLIDATED LONG TERM INCENTIVE GENERAL PLAN	14

1. Message from the Board of Directors

Dear Shareholder,

It is with great pleasure that I invite you, Santander Brasil shareholder, to participate in our Extraordinary General Meeting ("EGM"), to be held on December 15, 2026, at 3:00 PM.

Besides this Management Proposal (“Proposal”) a Manual for Participation in the EGM (“Manual”) was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

Pursuant to the Call Notice made available, we shall take resolutions on the following matters:

(a)  To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

As established by the Brazilian Securities and Exchange Commission (CVM), in order to facilitate its analysis and evaluation of the matters to be resolved on our EGM, this Proposal includes exhibits containing the information made available in addition to the Call Notice.

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br for non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Proposal and the Manual fulfill their purpose in assisting your decision making. Your participation is essential for the Company.

Best regards

Deborah Stern Vieitas

Chairwoman of the Board of Directors

2. Call Notice

[to be published in the newspaper "Valor Econômico" in editions of November 14, 17 and 18, 2026]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company of Authorized Capital

CNPJ/MF 90.400.888/0001-42 - NIRE 35.300.332.067

NOTICE OF MEETING –EXTRAORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Extraordinary General Meeting (“EGM”) to be held on December 15, 2026, at 3:00 PM, at the principal place of business of the Company, located at Avenida Presidente Juscelino Kubitschek No. 2041 – mezzanine, Vila Nova Conceição, São Paulo/SP, to resolve upon the following Agenda:

(a)  To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

Observations for participation and Voting during the Meeting

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

In person - The shareholders or their legal representatives shall present themselves for the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, shareholders shall provide the Company with a power of attorney granted according to the applicable law, to be delivered at the Company's Headquarters, at least seventy-two (72) hours before the EGM is held;

Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Resolution 81/22, as amended, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper, to the respective custodian agents or to the Central Depository, in accordance with the procedures described in the General Meeting Participation Manual.

As provided for in Article 5, § 4, of CVM Resolution No. 81/22, with the amendments introduced by CVM Resolutions No. 59/21 and 204/24, the Company understands that holding the EGM in person allows for a closer environment between shareholders and the attending Company's management, facilitating the clarification of doubts and the discussion of relevant matters, enabling a closer environment to deliberations and decision-making. In addition, it ensures greater security in the transmission of information, avoiding risks associated with technical or cyber failures.

In this sense, the Company recommends and encourages the participation of its shareholders in its Meeting, using the various participation channels made available, whether through the use of remote voting instruments, through the available electronic means or even by sending written votes to the Company or granting standardized proxies with voting instructions, in accordance with the instructions made available in the Management Proposal for the Extraordinary General Meeting of December 15, 2026.

General Instructions

1. As provided in CVM Resolution No. 70/22, the minimum percentage of participation in the voting capital required for the application of the cumulative voting process (processo de voto múltiplo) for the election of the members of the Board of Directors is of 5%;

2. As provided in § 2 of article 161 of Law No. 6,404/76 and art. 4 of CVM Resolution No. 70/22, the installation of a Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the common shares, or 1% (one per cent) of preferred shares; and

3. The documents related to the matters to be examined and resolved at the EGM are available to shareholders (i) at the Company's headquarters, at Avenida Presidente Juscelino Kubitschek, nº 2041, Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted on business days, from 10:00 a.m. until 4:00 p.m., and on its investor relations website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the CVM – Comissão de Valores Mobiliários (www.cvm.gov.br) and (iii) on the website of the stock exchange B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, November 13, 2026

Deborah Stern Vieitas

Chairwoman of the Board of Directors.

3. Shareholder participation in the EGM

Santander Brasil's shareholders may participate in the EGM in person, by a duly constituted attorney-in-fact, as specified in item 3.2 below, or by Remote Voting.

Shareholders will be required to provide the following documents to participate in the EGM:

Natural person:	• Photo ID[1] (original or notarized) • proof of ownership of the shares issued by the Company, issued by the depositary and/or custodian financial institution (original or authenticated)
Legal entity:	• corporate documents proving the shareholder's legal representation (original or certified copy)[2] • Identity document of the legal representative with photo (original or certified copy)
Investment fund

• identity document of the legal representative of the Investment Fund administrator (or the manager, as the case may be) with photo (original or copy);

• a simple copy of the fund's latest consolidated bylaws and the bylaws or articles of association of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of directors and/or power of attorney)

3.1. In-Person Participation

Santander Brasil's shareholders may participate in the EGM by attending the place where it is held and declaring their vote, according to the types of shares they hold (common and/or preferred) and the matters to be voted on.

Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the EGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the EGM and discuss all matters submitted for resolution.

3.2. Participation by Proxy

The shareholder may be represented at the EGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quota holders.

[1] The following documents may be presented: (i) General Registry Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Body Card valid as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) national driver's license (CNH) with photo.

[2]Bylaws/Articles of Association and Minutes/Instruments of election of legal representatives registered with the competent body.

The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the EGM is held.

However, to facilitate shareholders' access to the EGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the EGM is held.

In the case of submitting documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the EGM is held.

In case the Shareholder is unable to attend the EGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit I to this Proposal.

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the EGM, as provided for in item 3 above.

The documents shall be delivered at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek, No. 2041 – Bloco A – Vila Nova Conceição - São Paulo – SP, 26th floor – Company’s Investor Relations, email: ri@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 26 et seq. of CVM Resolution No. 81/22, as amended, the Company's shareholders may also vote at general meetings by means of remote voting, to be formalized through the "remote voting ballot" (Boletim), the model of which is available in the Corporate Governance area of the Investor Relations website of Santander Brasil (www.ri.santander.com.br) or on the website of the Brazilian Securities and Exchange Commission (CVM) (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I)       Submittal of the Ballot to Custody agents or Central Depository

The Shareholder who chooses to exercise the remote vote through its respective custody agent ("Custodian") shall transmit its voting instructions in compliance with the rules determined by the Custodian, who shall forward such voting statements to the Central Depository of B3 S.A. – Brasil, Bolsa, Balcão or directly forward the voting instructions to the Central Depository observing the rules determined by B3 S.A. - Brasil, Bolsa, Balcão. Shareholders must contact their respective Custodians and Central Depository to verify the procedures established by them for issuing voting instructions via ballot, as well as the documents and information required for this purpose.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents or Central Depository by 12/11/2026 (including), unless defined otherwise by them.

(II)       Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Bookkeeper:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

•	Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).
•	Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).
•	Investment fund: (i) Latest consolidated Regulations for the fund, as well as the Bylaws or Articles of Organization of its manager, in addition to the corporate documentation that grants proxy powers (minutes of officers’ election and/or power of attorney); (ii) Identity Card with a photograph of the representatives (RG and CPF; CNH (driver’s license) or official Professional Card containing the CPF enrollment number).

The documents shall be sent to the Bookkeeper within 4 days before the date of the EGM, in other words, by 12/11/2026 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address acoes@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 12/11/2026 (including).

Ballots received by the Bookkeeper after 12/11/2026 shall be disregarded.

(III)       Submittal of the Ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Company:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

•	Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).
•	Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).
•	Investment fund: (i) Last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

The documents shall be sent to the Company within 4 days before the date of the EGM, in other words, by 12/11/2026 (including) (i) at the following address: Banco Santander (Brasil) S.A. - Investor Relations - Avenida Presidente Juscelino Kubitschek, 2041 – Bloco A - 26th floor – Vila Nova Conceição - São Paulo/SP - CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 12/11/2026 (including).

Ballots received by the Company after 12/11/2026 shall be disregarded.

General Information:

➢    in accordance with Article 44 of CVM Resolution nº 81/22, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

➢    upon termination of the deadline for remote voting, in other words, as from 12/12/2026, the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

3.4. ADR holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4. Matters to be deliberated at the EGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the EGM. According to the Call Notice made available to the shareholders, our EGM shall take resolutions regarding the following matters of the Agenda:

4.1 To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

Management proposes an amendment to Clause 7.2 of the Company's Long Term Incentive General Plan in order to adjust the average period of the daily quotation for calculating the conversion for bonus payment purposes, from 50 (fifty) to 30 (thirty) last trading sessions, applicable to payments made in the current and subsequent fiscal years.

To facilitate viewing and understanding of the proposed adjustment, management presents a comparative chart, including the current wording and proposed wording of the Company's Long Term Incentive General Plan, under the terms of Exhibit II, as well as its complete final consolidated wording, under the terms of Exhibit III.

EXHIBIT I:
TEMPLATE OF POWER OF ATTORNEY

[SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/MF under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/MF under no. 409.544.508-41, both of them lawyers, with commercial address in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 - Bloco A - Vila Nova Conceição (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Extraordinary General Meeting to be held, on first call, on December 15, 2026, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek No. 2041 - mezzanine, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

(a)        To AMEND the wording of article 7.2 of the Company’s Long Term Incentive General Plan, approved at the Extraordinary General Meeting held on December 21, 2016.

( ) In favor ( ) Against ( ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's Extraordinary General Meeting mentioned above.

[Location], [day] of [month] 2026.

_____________________________________________

[Signature of the Party]

EXHIBIT II

COMPARATIVE CHART FOR THE PROPOSAL TO AMEND THE COMPANY'S LONG TERM INCENTIVE GENERAL PLAN, APPROVED AT THE EXTRAORDINARY GENERAL MEETING OF DECEMBER 21, 2016

Please find below a comparative chart between the version currently in effect and the proposed amendments to the Company's Long Term Incentive General Plan.

Current Wording	Proposed Wording
7.2. The Conversion will be carried out by dividing the Initial Base by the average of the final daily quotation of UNITS (Ticker: SANB11) in the last 50 (fifty) trading sessions of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) immediately preceding the first business day of February of the initial fiscal year of application established in the Bonus Base (the “Total Quantity of UNITS”).	7.2. The Conversion will be carried out by dividing the Initial Base by the average of the final daily quotation of UNITS (Ticker: SANB11) in the last ~~50 (fifty)~~ 30 (thirty) trading sessions of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) immediately preceding the first business day of February of the initial fiscal year of application established in the Bonus Base (the “Total Quantity of UNITS”).

EXHIBIT III

CONSOLIDATED LONG TERM INCENTIVE GENERAL PLAN

(With marks from the new wording, according to the proposed change)

BANCO SANTANDER (BRASIL) S.A.

LONG TERM INCENTIVE GENERAL PLAN

1.	Clause 1. Principles of the Plan
2.	Clause 2. Definitions
3.	Clause 3. Participants in the Plan
4.	Clause 4. Plan Particulars
5.	Clause 5. Plan Management
6.	Clause 6. Cash Payments
7.	Clause 7. Payments in UNITS
8.	Clause 8. Rules for UNITS
9.	Clause 9. Termination, Retirement, Death and Incapacity
10.	Clause 10. Non-Interference with the Employment Relationship, Term of Office, or Agreement
11.	Clause 11. Term
12.	Clause 12. Additional Provisions

1.           Clause 1. Principles of the Plan

1.1.      Once approved by the General Meeting, this Long Term Incentive General Plan (“Plan”) shall establish the rules for certain variable compensation opportunities to be offered to certain employees (including management-level employees) and managers of Banco Santander (Brasil) S.A. (“Company”) and/or companies under its control (collectively with the Company, “Santander Brazil Group”), playing a role or holding a specific and/or specialized position (individually, “Key Person” and, collectively, “Key Personnel”) pursuant to the following principles:

(a)	To align the interests of Santander Brazil Group and the Key Personnel aiming at, on the one hand, business growth and profitability in a sustainable manner, and, on the other hand, acknowledging the Key Personnel’s contribution with the performance of Santander Brazil Group’s activities;

(b)	To allow for Santander Brazil Group to retain the Key Personnel in its staffs by providing them a package of competitive variable compensation with the best market practices;

(c)	To further Santander Brazil Group’s performance in line with the interests of the Company’s stockholders through the long-term commitment of the Key Personnel; and

(d)	To discourage behaviors that increase risk exposure above levels deemed reasonable in short-, medium-, and long-term strategies implemented by Santander Brazil Group.

1.2.      Additionally, the Plan observes the following criteria as the basis for its implementation:

(a)	Resolution #3,921 of the CMN [National Monetary Council], dated November 25, 2010 (“Res. 3,921”), providing on the compensation policy for managers of financial institutions;

(b)	Law 6,404, dated December 15, 1976, especially, but not limited to, with regard to whatever is applicable to §3 of article 168;

(c)	Requirements for deferred payment of a installment of the variable compensation provided to its managers and employees, considering long-term sustainable financial bases and adjustments to future payments due to the risks taken and fluctuations in cost of capital; and

(d)	Corporate Frameworks and Internal Policies of Santander Brazil Group, especially the provisions of the compensation policy for the Company’s managers (“Compensation Policy”).

2.           Clause 2. Definitions

2.1.       All terms capitalized in this Plan shall have the meanings given to them in Attachment 1, including gender and number variations thereof.

2.2.       Headings and titles in this document are for convenience of reference only and are not intended to nor do they limit or affect the meaning of clauses, paragraphs, or articles to which they apply. The terms “including”, “in particular”, and others alike shall be construed as if they were followed by the term “for example”. References to any documents or normative provisions include all changes and additions thereto, except if expressly provided otherwise.

2.3.       All assignments and privileges established in this Plan regarding the Board of Directors may be unreservedly delegated thereby to other specific bodies, committees, or people that are part of Santander Brazil Group (“Delegated Persons”). Accordingly, all clauses making reference to the Board of Directors shall be construed as making reference to the Board of Directors or the Delegated Persons.

3.           Clause 3. Participants in the Plan

3.1.       The Key Personnel shall be deemed eligible to the variable compensation opportunities of this Plan, as designated by the Board of Directors or by the Company’s compensation committee (“Compensation Committee”) and informed to the HR (individually “Participant” and, collectively, “Participants”), which designation shall be made upon the nomination of the Participants and which variable compensation opportunities they are eligible to (“Designation”).

3.1.1.       The Designation shall take into account, among other factors, the Participant’s seniority, responsibilities, and activities and the risk managed thereby at Santander Brazil Group.

3.2.       The rights and benefits of this Plan shall be granted to the Participants on a strictly personal basis, and may not be encumbered, assigned, or transferred to third parties, except for the possibility of inuring to the benefit of their respective successors in the event of death of the Participant, as provided in this Plan.

4.           Clause 4. Plan Particulars

4.1.       The bases for the granting of variable compensation opportunities to the Participants shall be established substantially in accordance with the template contained in Attachment 2 and pursuant to the terms of this Plan (collectively referred to as “Bonus Bases” and, individually, as “Bonus Base”), in compliance with the following principles:

(a)	They may be in cash or stocks, to be paid, in the first case, in the Brazilian legal tender, i.e., BRL (“Cash”), and, in the second case, in UNITS (as defined in Attachment 1);

(b)	They shall observe the terms of the Compensation Policy and the legislation in force; and
(c)	They shall include the period when the Designation may occur, and once such period has expired, no new participants may enter in the granting of opportunities, according to the applicable Bonus Base (“Opportunity Period”).

4.2.       The variable compensation opportunities shall be granted to the Participants under the designation of “Bonus”, which shall establish the conditions of variable compensation to be offered to each Participant and be attached to the Agreement (as defined below) upon which the granting of the variable compensation is made to the Participant, and such bonus shall comply with the following principles and criteria:

(a)	They shall be granted in individual forms and with specific methodology and criteria applicable to each Participant;

(b)	They shall be conditional and random, and its achievement by the Participant shall rely both on the accomplishment of long-term goals and on Santander Group’s economic conditions;

(c)	They shall substantially follow the template in Attachment 4 to the Agreement;

(d)	Their particulars and conditions shall be established within the parameters of each applicable Bonus Base at all times;

(e)	They shall be part of the variable compensation agreed upon by the Company and the Participant; and

(f)	They me be granted individually or collectively in two (2) or more to each Participant.

4.3.       On an annual basis, the Board of Directors shall be responsible for approving the Bonus Bases and defining the methodology for calculating the portion of the variable compensation payable to each Participant, as established in each Bonus.

4.3.1.       Once the Bonus Bases have been approved, they shall become an integrating part of this Plan.

4.3.2.       Additionally, the Board of Directors shall have the privilege of changing such methodology whenever it deems necessary, provided, however, that such change is appropriately justified.

4.4.       The initial base of the variable compensation to be granted to each Participant under each Bonus (“Initial Base”) shall be calculated based on the Bonus Base and on the methodology defined for the Bonus.

4.5.       The Initial Base shall be divided into cash installment (“Cash Installment”) and deferred installment (“Deferred Installment”), wherein the Deferred Installment shall be divided by the deferral period established for each Bonus Base and distributed in the fiscal years following the initial fiscal year defined for the Bonus Base (such initial fiscal year being defined as the “Base Year”, and the case at matter as “Annual Maximum”). By February 10 of each applicable fiscal year thereafter, the Board of Directors may change the Annual Maximum and determine the “Annual Final Base” thereafter, which shall be lower than the Annual Maximum.

4.5.1.       The Board of Directors shall observe the following criteria in order to determine the Annual Final Base:

(a)	Poor financial performance of the Company;

(b)	The Participant’s failure to comply with internal rules and regulations, especially those relating to risks;

(c)	Substantial changes in the Company’s financial statements, at the external auditors’ discretion, except if as a result of changes in accounting standards. If the Board of Directors deems necessary, this analysis may also include Santander Group’s financial statements; and

(d)	Significant variations in the capital stock or in the qualitative risk assessment of the Company. If the Board of Directors deems necessary, it may also include Santander Group’s capital stock variations in this analysis.

4.5.2.       The Board of Directors may change the Annual Final Base in accordance with the same assumptions established in Clauses 4.5 and 4.5.1 above.

4.5.3.       If the Annual Final Base is determined or even changed, the new applicable value shall be communicated to the Participant.

4.6.       Payments of Cash Installment and Deferred Installment of the Participant’s Bonus:

(a)	Shall be made by March 31 of each fiscal year, as the case may be;

(b)	Shall comply with the specifications approved by the Board of Directors; and

(c)	When involving the Company’s managers, shall be made within the global compensation limit for managers approved in a General Meeting or on account of participation in profits.

4.7.       The conditions applicable to each Participant shall be supported by an individual specific agreement, substantially pursuant to Attachment 3, which shall always provide for, among other provisions, the Bonuses to which the Participant is eligible as an attachment and confirm the Participant’s full acceptance of the rules and conditions of the Plan (“Agreement”). The Participants may execute the paper or electronic version of the Agreement.

4.7.1.       For cases involving Participants from other companies of Santander Brazil Group, the Agreement may be entered into between the applicable company of Santander Brazil Group and the Participant, wherein for Bonuses granted in UNITS, such UNITS shall be preferably purchased by the applicable company from the Company, or from third parties, if not possible to purchase directly from the Company, for subsequent assignment to the applicable Participant.

4.8.       The Board of Directors may establish a special treatment for certain cases and situations throughout the effectiveness of the Plan, provided that neither the rights already granted to the Participants nor the basic principles of the Plan are affected. Such special treatment shall be appropriately justified and shall not constitute a precedent claimable by other Participants.

4.9.       The Company shall observe the tax, labor, and social security legislation applicable to the Bonus payment, including with regard to any tax withholding at the source for amounts paid to the Participants, when applicable.

5.           Clause 5. Plan Management

5.1.       This Plan shall be approved by the General Meeting upon proposal of the Board of Directors together with the Compensation Committee and shall be managed by the Company’s human resources department (“HR”), under the supervision of the Compensation Committee.

5.2.       The management of this Plan shall be held within the parameters approved by the General Meeting at all times, provided, however, that the Board of Directors shall have the necessary powers to:

(a)	Resolve on any and all actions regarding the management of this Plan, including on details and the application of the general rules established in this Plan;

(b)	Establish the criteria of Bonuses to be granted, always pursuant to the limits and conditions established in the Bonus Bases, as well as to review the conditions of such Bonus Bases, provided that in compliance with the basic principles thereof, thus being authorized to: (i) adjust the Plan based on other similar plans implemented by other companies of Santander Brazil Group; and/or, when applicable, (ii) replace the UNITS with backed securities in Santander Spain’s Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the Bonuses at matter, including the process of acquisition of such securities;

(c)	Resolve on the list of Participants and the Bonus Base applicable thereto based on the Bonus criteria;

(d)	Review exceptional cases arising out of or in connection with this Plan;

(e)	Clarify doubts regarding the construance of the general rules established in this Plan;

(f)	Propose to the General Meeting changes to the Plan as a result of adjustments to similar plans implemented by other companies of Santander Brazil Group; and

(g)	Grant powers to Delegated Persons so that they, within the limits under which the Board of Directors may operate under the Plan, perform the activities necessary to effectively follow-up, implement, and develop the Plan.

5.3.       HR shall handle the implementation of the Plan based on the terms established herein, including, but not limited to, all communications applicable to the Participants throughout the Plan.

6.           Clause 6. Cash Payments

6.1.       Payments in Cash shall be made as established in Clause 4.5 above, there being, however, additional adjustment criteria applicable to the Annual Final Base for Cash (“Annual Final Cash Amount”), as provided below.

6.2.       The values of the Annual Final Cash Amount to be paid to the Participant shall be adjusted based on the variation of one hundred percent (100%) of the CDI [Interbank Deposit Certificate] from February 1 of the Base Year to January 31 of each year of payment of the Deferred Installment (“Annual Adjusted Final Cash Amount”). The Annual Adjusted Final Cash Amount shall also be subject to the same adjustments established in Clauses 4.5.1 above.

7.           Clause 7. Payments in UNITS

7.1.       For the purposes of Bonus payment in UNITS, the Initial Base shall be converted into a certain number of UNITS (“Conversion”), wherein the applicable Deferred Installment shall be delivered to the Participant based on the future performance criteria of the UNITS established in the Bonus and the conditions below.

7.2.       The Conversion will be carried out by dividing the Initial Base by the average of the final daily quotation of UNITS (Ticker: SANB11) in the last ~~50 (fifty)~~ 30 (thirty) trading sessions of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) immediately preceding the first business day of February of the initial fiscal year of application established in the Bonus Base (the “Total Quantity of UNITS”).

7.2.1.       In the event the Total Number of UNITS is not a whole number, the following rule shall be observed:

(a)	If the fractional number is equal to or higher than 0.5 tenths, the Total Number of UNITS shall be rounded up to the nearest whole number; and

(b)	If the fractional number is less than 0.5 tenths, the Total Number of UNITS shall be rounded down to the nearest whole number.

7.3.       Payment of Bonuses in UNITS shall be made as established in Clause 4.5 above, there being, however, additional adjustment criteria applicable to the Annual Final Base for UNITS (“Annual Total Number of UNITS”) as provided below.

7.4.       The Participant’s Annual Total Number of UNITS shall be increased as the Company distributes dividends and/or interest of own capital to its stockholders, from February 1 of the Base Year to January 10 of each fiscal year thereafter, as applicable to each Bonus, in the amount corresponding to the dividends and/or interest of own capital which the Participant would be entitled to if they had the Annual Total Number of UNITS since February 1 of the Base Year (“Annual Adjusted Total Number of UNITS”). The Annual Adjusted Total Number of UNITS of each Participant shall be calculated based on the UNITS quotation (Ticker: SANB11) as of the date stated as “Ex-Dividend/Interest of Own Capital”, pursuant to the Notice to Stockholders submitted by the Company. The Annual Adjusted Total Number of UNITS shall also be subject to the same adjustments established in Clause 4.5.1 above.

7.5.       The Board of Directors, in order to further the Company’s and its stockholders’ interests, may review the conditions of the Plan, including replacing the UNITS with backed securities in Santander Spain’s Stocks (including BDRs – Brazilian Depositary Receipts) for the purposes of the Bonuses established in this Plan, including the process of acquisition of such securities, provided that this shall not change the respective basic principles, especially the maximum amounts to be paid under the Plan, as approved by the General Meeting.

8.           Clause 8. Rules for UNITS

8.1.       The UNITS granted to the Participant may not be disposed for the period of one (1) year as of the date of disposition of the each lot of UNITS to the Participant (“Lock-up Period”). For clarification purposes, the Lock-up Period shall start whenever the Participants receive the UNITS as a result of the Bonus distribution in Units.

8.1.1.       For the purposes of this clause, “disposition” shall mean offering, executing an agreement to sell, purchasing, exchanging, leasing, executing an agreement to lease, attaching, and pledging UNITS, derivatives trading backed in UNITS, or any other form of direct or indirect disposition or encumbrance of UNITS.

8.2.       Furthermore, from the time of execution of the Agreement and during the whole Lock-up Period in the applicable proportion, the Participants may not engage in transactions with third parties, such as hedging, with the aim of offsetting, in whole or in part, the risk of variation in the UNITS quotation.

8.3.       The Bonus Base, and subsequent granting of the Bonus, may not cause the dilution of Banco Santander Brazil’s capital stock, since UNITS in treasury shall be used to pay the Bonuses in UNITS.

8.4.       In order to preserve the objectives of the Bonus Base, the maximum limit of UNITS established in each Bonus Base shall be adjusted upwards or downwards in the event of: (i) stock splitting, grouping, or bonuses; (ii) merger, incorporation, spin-off; and/or (iii) other significant procedures similar in nature. HR, under the supervision of the Board of Directors, shall carry out such quantitative adjustments through the methodologies used by BM&FBOVESPA to achieve similar adjustments in its stock markets.

9.           Clause 9. Termination, Retirement, Death and Incapacity

9.1.       The Bonuses granted to the Participants in accordance with each Agreement may be:

(a)	Revoked earlier, in the event any of the assumptions established in Items (i) and (ii) of Clause 9.2 “(a)” below occur; and

(b)	Maintained, in the event any of the assumptions established in Items (i) and (ii) of Clause 9.2 “(b)” and in Clauses 9.3 a 9.9 below occur.

9.1.1.       In the event any of the assumptions above occur, this shall be communicated to the Participant in a timely manner.

9.2.       In the event the Participant is terminated, the following rules shall be observed:

(a)	For Participants with an employment relationship with any of the companies that are part of Santander Brazil Group, in the event of: (i) resignation or dismissal for cause pursuant to Art. 482 of the CLT [Consolidation of Labor Laws], the Participant shall have their right to participate in the Plan terminated, such that there shall be no right to receive future installments of the Bonus to which they are eligible; and (ii) termination of the employment agreement for acts committed by the Company, pursuant to Art. 483 of the CLT, or dismissal without cause, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) such Participant is eligible to, the value of the Bonus installment applicable thereto.

(b)	For Participants holding a management position in any of the companies that are part of Santander Brazil Group (“Statutory Officer”), but with no employment relationship, in the event of: (i) discharge by the Company’s unilateral decision without cause, according to a notice of discharge addressed to the Statutory Officer thereby, or end of term of office as mutually and reasonably agreed upon by the involved parties, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto; and (ii) discharge by the Company’s unilateral decision for cause, according to a notice of discharge addressed to the Statutory Officer by the Company, or waiver by the Participant of the position of Statutory Officer held by them, the Participant shall have their right to participate in the Plan terminated, such that there shall be no right to receive future installments of the Bonus to which they are eligible.

9.2.1.       Notwithstanding the foregoing provisions, the Company may, at its sole discretion, maintain the Bonuses offered to the Participant under terms and conditions to be specifically addressed in a written agreement. The terms agreed upon with one Participant shall not constitute a precedent claimable by other Participants.

9.3.       In the event the Participant terminates from Company to be transferred to another company of Santander Group located outside Brazil, the provisions of Clauses 9.2 “(a)(ii)” or “(b)(i)” and 9.2.1 above shall apply (as the case may be).

9.4.       In the event of termination of a Participant by resignation for transfer to another company of Santander Group, the Company’s Board of Directors may approve the maintenance of the Participant’s right in the Plan.

9.5.       In the event of retirement for length of service or pre-retirement paid leave of the Participant, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.6.       In the event of death of the Participant, their respective successor shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.7.       In the event of permanent incapacity of the Participant, as evidenced by two (2) medical reports (public and private institution), the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto.

9.8.       In the event of discontinuance of the employment agreement due to sickness or occupational injuries, the Participant shall receive, at the time the payments are made to the other Participants of the Bonus Base(s) to which they are eligible, the value of the Bonus installment applicable thereto, as defined by the Board of Directors, considering, in particular, the provisions of Clause 4.8 above.

9.9.       It is further clarified that the times for the payment of Bonus installments subject to this Plan shall be the same for all Participants or successors, as the case may be, and shall comply with Clauses 4, 6, and 7 above at all times, whether or not the Participant remains as an employee or Statutory Officer of the Company or a company under its control, when applicable, at the time the Bonuses are paid, pursuant to the conditions of this Plan.

10.        Clause 10. Non-Interference with the Employment Relationship, Term of Office, or Agreement

10.1.       Nothing in this Plan, neither the execution of the Agreement may:

(a)	Be construed as the constitution of rights to employed Participants or confer upon them any rights related to their permanence as employees of the Company or somehow interfere with the Company’s or Santander Brazil Group’s right, subject to legal and the employment agreement conditions, to terminate the relationship with the Participant at any time;

(b)	Confer upon any officer or member of the Board of Directors of the Company, or of any other company of Santander Brazil Group that is a Participant, any rights related to their permanence until the end of their term of office, nor shall it interfere somehow with the Company’s right to dismiss them, nor shall it ensure their right to re-elect for the position; and

(c)	Create any labor- or social security-related obligation between any company of Santander Brazil Group and the Participant, since it is a remunerated business exclusively of civil nature.

11.        Clause 11. Term

11.1.       The Plan shall enter into force immediately after its approval by the General Meeting and remain valid indefinitely.

11.2.       The Plan may be extinguished, discontinued, or changed at any time by the General Meeting, provided that, in the event of discontinuance or extinguishment, the rights of the Participants with Bonus installments pending payment shall be observed, in which case the assumptions of Clauses 9.2 “(a)(ii)” or “(b)(i)” shall apply.

12.        Clause 12. Additional Provisions

12.1.       Each Participant shall be responsible for observing the tax legislation in force and for the respective payment of taxes applicable to the Plan.

12.2.       Matters not covered by this Plan shall be regulated by the Company’s Board of Directors.

* * * *

Attachment 1

Definitions

Term	Meaning
Base Year	Clause 4.5
General Meeting	Means the Company’s General Meeting
Annual Final Base	Clause 4.5
Initial Base	Clause 4.4
B3	Clause 7.2
Bonus	Clause 4.2
CDI	Interest rate of the Interbank Deposit Certificate, which is assessed based on pre-fixed interbank deposits issuance operations agreed upon for one business day and recorded and settled through the CETIP – Custody and Settlement Chamber system, as determined by the Central Bank of Brazil, known as “DI-CETIP Overnight Rate (Extra-Group)”, expressed as an annual percentage based on a year of two hundred fifty-two (252) days and published by the CETIP on a daily basis.
CLT	Consolidation of Labor Laws
Compensation Committee	Clause 3.1
Company	Clause 1.1
Board of Directors	Means the Company’s Board of Directors
Agreement	Clause 4.7
Conversion	Clause 7.1
Designation	Clause 3.1
Cash	Clause 4.1 (a)
Statutory Officer	Clause 9.2 (b)
Santander Brazil Group	Clause 1.1
Santander Group	Banco Santander, S.A. and companies directly or indirectly controlled thereby.
Annual Maximum	Clause 4.5
Bonus Base	Clause 4.1

Bonus Bases	Clause 4.1
Cash Installment	Clause 4.5
Deferred Installment	Clause 4.5
Participants	Management-level employees and other employees of the Company and of companies under its control that may benefit from the Plan, as defined in Clause 1.1
Lock-up Period	Clause 8.1
Opportunity Period	Clause 4.1 (c)
Plan	Long-term incentive policy intended for employees of Santander Brazil and other companies of Santander Brazil Group, as defined in Clause 1.1
Annual Total Number of UNITS	Clause 7.3
Annual Adjusted Total Number of UNITS	Clause 7.4
Annual Final Cash Amount	Clause 6.1
Annual Adjusted Final Cash Amount	Clause 6.2
Total Number of UNITS	Clause 7.2
Res. 3,921	Clause 1.2 (a)
HR	Clause 5.1
Compensation Policy	Clause 1.2 (d)
UNITS	Certificates of deposit of the Company’s stocks, each representing one (1) ordinary stock and one (1) preferred stock issued by the Company (Ticker: SANB 11)

Attachment 2

Template - Bonus Base

Base Year
__
Form
Bonus in Cash/UNITS
Amounts Included
Cash/UNITS: BRL __
Deferral Period
__ years
Designation Period
From __ to __
Deferral Criteria
__

Attachment 3

Agreement Template

LONG-TERM INCENTIVE PLAN AGREEMENT

By this private instrument, on the one hand:

(a)       [BANCO SANTANDER (BRASIL) S.A., a financial institution with main place of business at Avenida Presidente Juscelino Kubitschek, 2.041 e 2.235, Bloco A, Vila Olímpia, São Paulo City, São Paulo State, registered with the Corporate Taxpayers’ Roll (“CNPJ/MF”) under #90.400.888/0001-42, herein duly represented pursuant to its Articles of Incorporation] or [a member company of Santander Brazil Group] (“Company”);

and, on the other hand:

(b)       The “Participant”, as identified in Attachment 1;

WHEREAS:

(1)       The Long Term Incentive General Plan (“Plan”) of Banco Santander (Brasil) S.A., registered with the CNPJ/MF under #90.400.888/0001-42 (“Banco Santander Brazil”), and of the companies that are part of Santander Brazil Group, approved in an Extraordinary General Meeting of Banco Santander Brazil, held on __, and an integrating part hereof as Attachment 2, is an opportunity of variable compensation to the Participant;

(2)       The Participant was designated to participate in the Plan under the Bonus Bases and Bonuses attached hereto, which designation took into account, among other factors, the Participant’s seniority, responsibilities, and activities and the risk managed thereby at Santander Brazil Group; and

(3)       The Participant is willing to participate in the Plan, by his own choice, and acknowledges that the Plan is a tool to align the interests of the Company and employees thereof.

NOW, THEREFORE, the parties hereto agree to enter into this Long-Term Incentive Plan Agreement (“Agreement”) under the following clauses and conditions:

1.       Clause 1. Principles of the Agreement

1.1.       The objective of the Agreement is to give effect to the granting of the Bonuses offered to the Participant according to the Bonus Bases, as provided in Attachments 4 and 3, respectively, under the conditions established in the Plan.

1.1.1.          References to the plural form of “Bonus” shall always be construed in line with the provisions in Attachment 4, such that, in the event of a single Bonus, all such references in the plural shall be deemed to refer to a single assumption.

1.2.       The provisions of Clause 1 of the Plan shall also apply to the principles hereof.

2.       Clause 2. Definitions

2.1.       All terms capitalized in this Agreement without definition herein, including gender and number variations thereof, shall have the meanings given thereto in Attachment 1 to the Plan.

2.2.       Headings and titles in this document are for convenience of reference only and are not intended to nor do they limit or affect the meaning of clauses, paragraphs, or articles to which they apply. The terms “including”, “in particular”, and others alike shall be construed as if they were followed by the term “for example”. References to any documents or normative provisions include all changes and additions thereto, except if expressly provided otherwise.

3.       Clause 3. Agreement Particulars

3.1.       The Bonuses granted to the Participant as part of the variable compensation payable to them by the Company are those contained in Attachment 4.

3.2.       The Bonus payment criteria shall be those established in accordance with Clauses 4, 6, and 7 of the Plan, considering, in particular:

(a)	Clause 4: Clauses 4.1, 4.2, 4.3, 4.4, 4.5, and 4.6.
(b)	Clause 6: Clause 6.2
(c)	Clause 7: Clauses 7.4 and 7.5.

4.       Clause 4. Termination, Retirement, Death and Incapacity

4.1.       For the purposes of this Clause, the provision of Clause 9 of the Plan shall apply.

5.       Clause 5. Additional Conditions

5.1.       The Participant shall be subject to all restrictive conditions regarding the trading of their UNITS, as provided in Clause 8 of the Plan.

5.2.       The relationship between the Participant and any company of Santander Brazil Group shall also be subject to the provisions of Clauses 9 and 10 of the Plan.

6.       Clause 6. Effectiveness Date

6.1.       This Agreement shall enter into force on this date and remain valid indefinitely.

6.2.       Except for the assumption provided in Clause 6.3 below and within the limits thereof, this Agreement is executed on an irrevocable and irreversible basis and constitutes an extrajudicial enforceable instrument under the civil procedure legislation, thus being binding upon the parties hereto and their heirs, beneficiaries, or successors at any time and to any effect.

6.3.       In the event of extinguishment, discontinuance, or change of the Plan under Clause 11.2 thereof, this Agreement may be unilaterally terminated by the Company, provided, however, that the rights already held by the Participant with regard to Bonus installments pending payment shall be observed. Subsequently, the assumptions of Clauses 9.2 “(a)(ii)” or “(b)(i)” of the Plan shall apply.

7.       Clause 7. Miscellaneous

7.1       It is hereby expressly agreed that the failure by either party to exercise any rights, powers, remedies, or faculties established by law or hereunder shall not operate as novation, as well as any tolerance as to the delayed compliance with any obligations by any of the parties, such that the other party, at its sole discretion, may exercise at any time such rights, powers, remedies, or faculties, which shall be cumulative and not exclusive of those established by law.

7.2.       The rights and benefits of this Plan shall be granted to the Participants on a strictly personal basis, and may not be encumbered, assigned, or transferred to third parties, except for the possibility of inuring to the benefit of their respective successors in the event of death of the Participant under Clause 4 above.

7.3.       The Plan and the Agreement, as applicable to the Bonus Bases and Bonuses, shall represent a modality of investment in the stock market involving a high level of risk. The Participant represents to understand that the Company is subject to several risk factors that may negatively impact its business and results, as well as, subsequently, the value of the investments made in Bonus Bases and Bonuses. Additionally, the Participant agrees that:

(a)	They had the option of not executing this Agreement;

(b)	The Agreement represents a benefit to the Participant in addition to their current compensation package; and

(c)	The Agreement represents an investment opportunity used to encourage good performance from the Participant at the Company.

7.4.       The Company shall observe the tax, labor, and social security legislation applicable to the Bonus payment, including with regard to any tax withholding at the source for amounts paid to the Participants, when applicable, provided, however, that the Participant shall be responsible for observing the tax legislation in force and for the respective payment of taxes applicable to the Bonus in the event a charge is attributed thereto by the tax legislation.

7.5.       In the event of default by the Participant on any obligations assumed hereunder, especially for cases involving Bonus in UNITS, the Company shall be entitled to rely on any of the alternatives contained in article 107 of Law 6,404/76.

8.       Clause 8. Venue

8.1.       The courts of the judicial district of the city and state of São Paulo are hereby elected to settle any controversy arising out hereof, to the exclusion of any other, however privileged it may be.

In witness whereof, the parties, by themselves and by their heirs and successors, shall be bound to perform its obligations hereunder and have executed the paper or electronic version of this Agreement through their personal access to the system of the Company’s Human Resources Department, accepting, for all legal purposes, the validity and effectiveness hereof as of such execution.

São Paulo, __

BANCO SANTANDER (BRASIL) S.A.

PARTICIPANT

Attachment 1

Participant: [●]

Attachment 2

Plan

Attachment 3

Applicable Bonus Bases

Attachment 4

Bonus

Base Year
__
Form
Bonus in Cash/UNITS
Initial Base
Cash/UNITS: BRL __
Cash Installment
Cash Installment: __
Deferred Installment:
Deferred Installment: __
Deferral Period
__ years
Annual Maximum

Deferral Criteria
__

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 13, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer